LAW OFFICES OF
DERENTHAL & DANNHAUSER LLP
LAKE MERRITT PLAZA
1999 HARRISON STREET, 26TH FLOOR
OAKLAND, CALIFORNIA 94612
(510) 350-3070
FACSIMILE: (510) 834-8309

March 24, 2011

VIA EDGAR FILING

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:         WNC California Housing Tax Credits III, L.P.
File No. 000-23908

Dear Sir or Madam:

On behalf of the above-referenced registrant enclosed please find definitive proxy materials for filing pursuant to Rule 14a-6 under the Securities Exchange Act of 1934. The registrant will release definitive materials to securities holders on March 24, 2011.

       This filing is being made for the purpose of including Schedule 14A.  There are no other changes to the definitive materials filed on March 22, 2011

Very truly yours,

/s/ PAUL G. DANNHAUSER

Paul G. Dannhauser